

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Bart Volkmer
General Counsel
DROPBOX, INC.
1800 Owens St.
San Francisco , California 94158

      Re: DROPBOX, INC.
          Form 8-K filed May 1, 2024
          File No. 001-38434

Dear Bart Volkmer:

    We have reviewed your filing and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 8-K filed May 1, 2024

General

1.   We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on May 1, 2024. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given your statements that the incident has not had a material impact on your business operations, you do not believe it is likely to have a material impact on your overall business operations and you have not determined whether the incident is reasonably likely to materially impact financial condition or results of operations.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Geoffrey Kruczek at 202-551-3641 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lisa Stimmell